Filed by Equinix, Inc.
Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 promulgated
under the Securities Exchange Act of 1934, as amended
Subject Company: Equinix, Inc.
Commission File No.: 000-31293

The following are the slides from a presentation given by the executive team of Equinix, Inc. to
the employees on October 2, 2002:

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Briefing on Equinix Mergers and De-leveraging Announcement

October 2002

CONFIDENTIAL – Under NDA until October 2, 2002

Summary

- Equinix to merge i-STT and Pihana Pacific into its business to create largest global network neutral Internet exchange services company
- $30MM in new capital from Singapore Technologies Telemedia
  - ✓ Now largest Equinix strategic shareholder
- Equinix to retire more than $130 million in debt to significantly de-leverage the company
  - ✓ Includes 80% of outstanding senior notes through a combination of cash and equity and a further reduction of the credit facility

Equinix integrates leading Asian companies with synergistic network-neutral business models

- i-STT
  - Centers in Singapore and Bangkok
  - Wholly owned Subsidiary of ST Telemedia (STT)
  - Customers include Fujitsu, Kyocera, Sony, Sprint
- Pihana Pacific
  - Centers in Singapore, Sydney, Hong Kong, Tokyo, Honolulu and LA
  - Customers include Goldman Sachs, AT&T, Micron, Qwest

New Investor

- Singapore Technologies Telemedia (STT)
  - Strategic investment of $30 million and assets of i-STT for 28% stake
  - STT is major Asian telecom and technology player
    - Subsidiary of Singapore Technologies, a $5B worldwide company
  - Long-term, strategic investor

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Equinix – Post Transaction

- The Largest Global Network Neutral Internet Exchange Services Company
  - 14 centers in six countries
  - Footprint > 1,000,000 sq. ft.
  - More than 400 marquee customers
    - Sony, IBM, Yahoo!, Goldman Sachs, Kyocera, AT&T, MSN, UUNet, Qwest, Royal & SunAlliance and EDS

Equinix – Post Transaction

- Equinix to operate new Company
  - Existing Equinix senior management to remain as leadership team + new head of Asia Pacific to be named later
  - Equinix branded worldwide
  - Traded on Nasdaq under EQIX
  - U.S HQ in Mountain View, CA
    - Asia regional HQ in Singapore

Equinix – Post Transaction

- **Benefits to customers**
  - Single-source solution for U.S./Asian needs
  - Consistent quality / streamlined, integrated services
  - Financially stable company backed by long-term investments

- **Market Benefits to Equinix**
  - Immediate access into fast growing market at no additional capital
  - Access to i-STT and Pihana customer base
  - Potential to broaden existing customer agreements
  - Cost savings on operational efficiencies

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De-leveraging of Equinix

- Equinix to retire over $130 million of its Debt
  - 80% of senior notes through cash and equity
  - Further reduction of $8.5 million in senior credit facility
- Reset covenants consistent with performance of new company

Result is financially secure business with healthy balance sheet

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Transaction Results

- **Transaction promotes the business AND shareholder value**
  - ✓ **Strengthened balance sheet**
  - ✓ **Shareholders gain new assets and more earning power**
  - ✓ **Long term strategic shareholder**

- **Post closing new ownership structure (pre-conversion of STT convertible debt)**
  - ✓ 33% Current Equinix stockholders
  - ✓ 28% Singapore Telemedia
  - ✓ 21% Pihana Pacific
  - ✓ 18% Equinix Senior Bondholders

Conclusion

- Strategic merger brings new market expansion and additional marquee customers

- De-leveraging results in financially stable company
  - Cash for future business growth
  - Larger revenue base
  - Strong potential for EBITDA growth
  - Strong long term investor

Equinix is ideally positioned to execute on the strengths of the business, build a profitable company and grow investor value

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Forward Looking Statements

This presentation includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Equinix's business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Equinix cautions you that any forward-looking information provided by or on behalf of Equinix is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, failure of the proposed combination to close, costs related to the proposed combination, the risk that the businesses of Equinix, Pihana Pacific and i-STT will not be integrated successfully or that Equinix will incur unanticipated costs of integration, the challenges of operating IBX centers and developing, deploying and delivering Equinix services;

Forward Looking Statements

competition from existing and new competitors; the ability to generate sufficient cash flow or otherwise obtain funds to repay outstanding indebtedness and the loss or decline in business from our key customers. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Equinix's Securities and Exchange Commission (the "SEC") filings. All such forward-looking statements are current only as of the date on which such statements were made. Equinix does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

Additional Information

Where You Can Find Additional Information

Investors and security holders of Equinix are urged to read the various filings that have been filed and will be filed with the SEC, including the proxy statement and the registration statement that are required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when it is available) and other documents filed by Equinix with the SEC at the SEC's Web site at http://www.sec.gov. The proxy statement and the registration statement and these other documents may also be obtained for free from Equinix.

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Additional Information

In addition to the proxy statement and the registration statement, Equinix files annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports statements or other information filed by Equinix at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Equinix's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

Participants in Solicitation

Equinix, Pihana Pacific, i-STT Pte Ltd and STT Communications Ltd, including their respective directors, executive officers and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from Equinix's stockholders and the solicitation of tenders from the holders of Equinix's 13% Senior Notes in connection with the proposed transaction. A description of any interests that Equinix's, Pihana Pacific's, i-STT Pte Ltd's and STT Communications Ltd's directors and executive officers have in the proposed transaction will be contained in the proxy statement and the registration statement. These two documents will be available free of charge at the SEC's Web site at http://www.sec.gov and from Equinix.

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